UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 10, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DRAXIS Health Inc.
File No. 000-17434 CF# 21881

     DRAXIS Health Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 20-F filed on March 31, 2008.

     Based on representations by DRAXIS Health Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4) and (6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.68	until December 31, 2013
Exhibit 4.69	until December 31, 2013
Exhibit 4.70	until December 20, 2010
Exhibit 4.75	until March 3, 2018

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel